September 12, 2018

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Parhaum J. Hamidi, Special Counsel
Mara L. Ransom

Re:	iGambit, Inc.
Information Statement on Scheudle 14(c)
Filed August 9, 2019
File No. 0-53862

Dear Mr. Hamidi:

On behalf of iGambit, Inc. (the “Company”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the Schedule 14(c) filing as transmitted by a letter dated September 4, 2018 (the “Comment Letter”) to John Salerno, Chief Executive Officer of the Company. The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. An amended filing to the preliminary Schedule 14(c) Filing (the “Amended 14(c) Filing”) reflecting changes in response to your comments will be filed via the Commission’s EDGAR system after your review and response to this letter. The 8-k filing August 6, 2018 will be amended and filed via EDGAR contemporaneous with this letter.

General

1.	In your Form 8-K filed August 6, 2018, you state that your designation and subsequent issuance of Series A Preferred Stock to CEO John Salerno on August 2, 2018 “gives him effective control over [your] affairs.” Please amend this Form 8-K to provide the disclosure required by Item 5.01 of Form 8-K for a change in control, and also revise the instant information statement to provide the disclosure required by Item 6(e) of Schedule 14A.

Response: We have amended the Form 8-k to provide the disclosure required by Item 5.01 and will provide Item 6(e) disclosure of Schedule 14A. in an amended preliminary proxy.

2.	Please make revisions throughout your information statement to make it consistently clear that Mr. Salerno is the sole holder of Series A Preferred Shares and thus holds the majority of your outstanding voting power. For example, please revise your references to “the stockholders that are the record owners of our Series A Preferred Stock” (page 3) and to “holders of a majority of the vote represented by our outstanding shares of Series A Stock” (page 5).

Response: We will revise the amended preliminary 14(c) to make it consistently clear that Mr. Salerno is the sole holder of the Series A Preferred Shares and thus hold the majority of the Company voting power.

Proposal 1

Amendment to our Articles of Incorporation to Increase the Common Stock of the Corporation

Purpose and Effect of Amendment, page 4

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3.	According to your June 19, 2018 press release, you have entered into a letter of intent with Winpoint Health LLC which contemplates your purchase of all outstanding shares and business operations of Winpoint Health in exchange for a number of your common shares equal to 65% of your total common shares issued and outstanding after the transaction. Please revise your information statement to disclose this potential issuance of common shares to Winpoint Health shareholders as a reason for the authorized share increase. Refer to Item 1 of Schedule 14C and Item and Item 19 of Schedule 14A. In that regard, we note that without increasing the number of authorized common shares, you would not appear to have enough authorized and unissued common shares to provide Winpoint Health shareholders with common shares equaling 65% of your total common shares outstanding.

Response: The Company wishes to clarify several points with respect to the 65% of the total common shares outstanding to be issued. Approximately half of these shares are for the funding requirement associated with the transaction and for the Company’s general capital operations. The Company needs the capital irrespective of the Winpoint transaction and in the Information Statement will indicate that shares may be issued for financing transactions. The Company has amended its letter of intent (“LOI”) with Winpoint to reflect the above items. A copy of the amended LOI is attached.

Furthermore, the Winpoint transaction has significant hurdles to closing. In addition to the financing need, Winpoint may need an audit or at least a valuation of its assets, an acquisition agreement needs to be finalized and the Company has not completed its due diligence. Additionally, the Company has agreed with Winpoint that, if necessary, to alter any consideration to be received by the Winpoint shareholders so as not to require an increase in the authorized shares as a result of the transaction. Presently, there is no item to be submitted to the Company’s shareholders to vote on and there may not be one in the immediate future, if at all.

4.	In addition, please provide all applicable disclosure that Item 14 of Schedule 14A requires with respect to your planned acquisition of Winpoint Health or tell us why you do not believe this disclosure is necessary. Refer to Item 14(a)(3) of Schedule 14A, which requires disclosure for “[a]n acquisition of any other going business or the assets of a going business,” as well as Note A to Schedule 14A, which states that where “any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given.” In your expanded disclosure, please ensure you specify the exemption pursuant to which you plan to issue common shares to the Winpoint shareholders and equity investors, along with a brief description of the facts giving rise to the availability of the exemption.

Response: Under Item 14 of Schedule 14A “if only the security holders of the Target company are voting,” which would be the case for state law purposes “the financial information for the Target and Acquiring Company need not be provided.”

Furthermore, since the consideration to be received by the Target’s holders will consist only of securities which are exempt from registration under the Securities Act of 1933, information under Item (c)(1) for the Acquiring Company is not required and the information for the Target under Item (c)(2) is not required since only Target shareholders are voting.

Winpoint has only a limited number of shareholders between five and ten, which the Company believes are accredited investors and accordingly, the securities would be able to be issued pursuant to an exemption under Section 4(a)(2) of the Securities Act.

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Please feel free to contact the undersigned at 954-991-5426 with any questions.

Very truly yours,

/s/ Joel D. Mayersohn

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